UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

CyH.COM LLC d/b/a Cherrish

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Washington

    Date of Organization:

    October 12, 2012

Physical Address of Issuer:

6014 E Mercer Way, Mercer Island, WA 98040-5127, United States

Website of Issuer:

https://Cherrish.com

Current Number of Employees:

14

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$582,882	$731,940
Cash & Cash Equivalents	$12,241	$262,025
Accounts Receivable	$165,851	$224,747
Short-term Debt	$567,197	$651,794
Long-term Debt	$0	$0
Revenues/Sales	$2,769,223	$1,265,866
Cost of Goods Sold	$1,466,163	$660,153
Taxes Paid	$0	$0
Net Income	$(2,005,628)	$(1,614,615)

Table of Contents


May 3, 2021

FORM C-AR

CyH.COM LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by CyH.COM LLC d/b/a Cherrish ("**Cherrish**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://Cherrish.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is May 3, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daniel Haggart
(Signature)

Daniel Haggart
(Name)

Managing Partner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Haggart
(Signature)

Daniel Haggart
(Name)

Manager
(Title)

May 3, 2021
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 3, 2021

CyH.COM LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

CyH.COM LLC, a business that produces and sells a healthy beverage (i.e. cherry juice) and a healthy beef snack, was formed in the State of Washington as a limited liability company on October 12, 2012. The founders of CyH.COM LLC previously founded Cherrish Corp on April 14, 2006, which was administratively dissolved and expired on April 30, 2012, and Cherrish (B), Inc. on November 7, 2007, which was rendered inactive on November 30, 2009.

The Company is located at 6014 E Mercer Way, Mercer Island, WA 98040-5127.

The Company conducts business in all 50 states of the U.S., and Canada.

The Company's website is https://Cherrish.com.

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

CyH.COM LLC is a business that produces and sells a healthy beverage (i.e. cherry juice), and a healthy beef snack.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is beginning to implement its business plan as it has a relatively short operating history. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

The Company's revenue has been adversely affected due to COVID-19. One of the Company's largest markets consists of college and professional athletic teams. The Company's product is also available in ecommerce platforms and grocery stores which form the rest of its market and has sustained the Company until now. Due to COVID-19 restrictions on team-based sports, the Company faced a decrease and subsequent lack of orders from sport teams since March 2020 which led to a significant drop in revenue. Though the Company has regained orders recently as league plays have restarted, if states were to impose new COVID- related rules on social distancing, there is a likelihood that team sports may be put on hold again which might lead to a lack of sales for the Company. All of the above can lead to a drop in revenue again which can cause an Investor to lose their investment.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Issues due to climate change, specifically, the availability of water could adversely affect our business.

Water is the one of the main resources needed to grow fruits and vegetables. Climate change may cause water scarcity and a deterioration of water quality in areas where we maintain operations. The competition for water among agricultural and manufacturing users is increasing, and as water becomes scarcer or the quality of the water deteriorates, we may incur increased production costs or face manufacturing constraints which could negatively affect our business and financial performance. Even where water is widely available, water purification and waste treatment infrastructure limitations could increase costs or constrain our operations.

There is concern that a gradual increase in global average temperatures could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. While warmer weather has historically been associated with increased sales of our products, changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability and/or increase the cost of certain key ingredients, juice concentrates and supplements used in some of our products. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain including, without limitation, the availability of, and/or result in higher prices for, juice concentrates, natural flavors and supplements (which are used in some of our recipes) or impact demand for our products.

In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. Sales of our products may also be influenced to some extent by weather conditions in the markets in which we operate. Weather conditions may influence consumer demand for certain of our beverages, which could have an adverse effect on our results of operations.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials including, but not limited to, plastic bottles, glass bottles, labels, sucralose, flavors, supplements, juice concentrates, certain sweeteners, packing arrangements, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain supplements and sweeteners have been and could, from time to time in the future, be experienced. Such shortages could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results.

Product liability suits, recalls and threatened market withdrawals, could have a material adverse effect on our business.

Most of our products consist of cold-pressed juices that do not have added preservatives or sweeteners. Due to the high perishable nature of the products and the changes in temperature that the products face when they are transported and stored, some products could spoil. The sale of beverage products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, faulty packaging materials, product contamination, allergies protracted by consumers, or spoilage. Under certain circumstances, we or our customers may be required to recall or withdraw products, which may lead to a material and adverse effect on our business, financial condition or results of operations. Our customers may also voluntarily recall or withdraw a product we manufactured or packaged, even without consulting us, which could increase our potential liability and costs and result in lost sales. A product recall or withdrawal could result in significant losses due to the costs of the recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. In addition, a recall or withdrawal may cause us to lose future revenues from, or relationships with, one or more material customers, and the impact of the recall or withdrawal could affect our customers' willingness to continue to purchase related or unrelated products from us, or could otherwise hinder our ability to grow our business with those customers. We could also be forced to temporarily close one or more production facilities.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. If a product recall or withdrawal were to lead to a decline in sales of a similar or related product sold by a customer or other third party, that party could also initiate litigation against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image.

Moreover, future claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Further, we may incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a further product recall could have a material and adverse effect on our business, financial condition and results of operations.

Litigation and publicity concerning beverage quality, health claims, and other issues can result in liabilities, increased expenses, distraction of management, and can also cause customers to avoid our products, which could adversely affect our results of operations, business and financial condition.

Beverage service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from beverage quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one retail location or a number of retail locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products.

We are also subject to a variety of other claims arising in the ordinary course of our business, including false advertising claims, personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage, or for which we are not covered by insurance, could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn, could adversely affect our results.

We are also impacted by trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims.

Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend our Company and could affect the future premiums we would be required to pay on our insurance policies. Further, changes in governmental regulations could have adverse effects on our business and subject us to additional regulatory actions.

The challenges of competing with the many food and beverage services businesses may result in reductions in our revenue and operating margins.

We compete with many well-established companies on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall consumer experience. Our success depends, in part, upon the popularity of our products. Shifts in consumer preferences away from our products, or changes in our menu that eliminate items popular with consumers could harm our business. We compete with other juice bar retailers. Many of our competitors or potential competitors have substantially greater resources than we do. This may allow them to react to changes in the market much quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the Manager, and the Company's executive officers and key employees.

In particular, we are dependent on Daniel Haggart, our manager and Gerald Loe, our Chief Operating Officer. The Company has or intends to enter into employment agreements with Daniel Haggart and Gerald Loe, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Haggart, Gerald Loe, or any such member or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

CyH.COM LLC is a business that produces and sells a healthy beverage (i.e. cherry juice), and a healthy beef snack.

Business Plan

CyH.COM LLC d/b/a Cherrish is a company committed to bringing healthy products to market. Our primary current offering is cherry juice with 4 different alphanumeric stock identifiers under the brand name of Cherrish. Growing this brand throughout the U.S. is our focus. We are using influencers (primarily current and former athletes) and having them post online, and utilizing the influencers' reach in a variety of advertising strategies and promotions. We are committed to growing our 3 primary methods of distribution that are online sales, retail sales and athletic channel sales. Funds that are raised will be used to accelerate this growth.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cherrish Juice	Four juices, all over 99% cherry juice, and a small amount of flavoring added to 3 of the juices. These products come in different sizes of bottles and pouches.	Direct to athletic teams, online sales and through grocery stores and other retail outlets to consumers focused on drinking a healthy beverage.
Blok	Healthy biltong beef snack.	Direct to athletic teams and sold online. Will be sold through grocery stores and other outlets direct to consumers.

Competition

Cheribundi produces a competitive product using cherry juice mixed with apple juice and some other flavors.

Our products compete against similar products of many large and small companies. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands.

Customer Base

We sell direct to athletic teams, both college and professional. We also sell online through our own website and Amazon. In addition, we sell to stores who then sell to end customers. Most of these sales occur in grocery stores. Some of these sales go through distribution before getting to the stores.

Supply Chain

We rely on H.A. Rider and Sons, our copacker which bottles our product; Rowley Hawkins Fruit Farms, our supplier of montmorency tart concentrate, Milne Fruit, our supplier of dark sweet concentrate; Amcor, our supplier of bottles; Labelink, our label supplier; and Wasatch Labs, our pouch supplier, among some others.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4533080	Cherrish	Standard Character Mark: For physical activity recovery sports drink made from Montmorency cherries.	September 19, 2013	May 20, 2014	USA

6140545	Cherrish Your Health	Standard Character Mark: Fruit drinks; Isotonic drinks.	February 4, 2020	September 1, 2020	USA
6140546	Cherrish	Standard Character Mark: Fruit drinks; Isotonic drinks.	February 4, 2020	September 1, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company was previously in a dispute with Lifetime Fitness ("**Lifetime**"), which formerly conducted marketing work for the Company as well as sold the Company's product. Lifetime had filed a lawsuit against the Company which was subsequently dismissed after negotiations between the parties. The Company and Lifetime reached a settlement on November 6, 2020, under which the Company will pay Lifetime as per a payment plan agreed upon by both parties.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniel Haggart	Manager	Cherrish; October 2012 – Present: Manages all activities at CyH.COM LLC. Focused on marketing, sales and fund raising. Responsible for product concept and initiating focus on key influencers.	Seattle University: B.A., Political Science (1969)
Gerald Loe	Chief Operating Officer	Cherrish; September 2018 – Present: Manages and has responsibilities pertaining to operations, accounting and production. Delta Dental, Arizona; (June 2016 – April 2019): Member of Strategic Planning Committee. Worked with the committee to review and recommend the strategic plan for Delta Dental. Delta Dental, Arizona; (April 2019 – Present) I elected to the board of directors of Delta Dental of Arizona.	Harvard University: Master of Business Administration, (1977). Massachusetts Institute of Technology: B.S. (Mechanical Engineering) (1971)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued 48,477,805 membership units (the "**Membership Units**").

Outstanding Securities

As of the date of this Form C, the Company's outstanding securities consists of:

Type	Membership Units
Amount Outstanding	48,477,805
Voting Rights	Each member is entitled to one vote for each unit held on each matter submitted to a vote of the members.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more membership units which may dilute the Security

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrant
Amount Outstanding	17,520,771
Voting Rights	No Voting Rights Until Exercise of Warrant
Anti-Dilution Rights	N/A
Material Terms	Exercise Price: 12 warrants issued, each issued for $0.37*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

*All other material terms are the same.

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding/Face Value	$91,508
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Crowd SAFEs which may dilute the Security
Conversion Terms	The Crowd SAFE has a valuation cap of $25,000,000

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan received from Daniel Haggart
Amount Outstanding	$125,000*
Interest Rate and Amortization Schedule; Interest Accrued	0%
Description of Collateral	None
Year Loan was Received	2018
Maturity Date	None

*The amount outstanding is as of April 30, 2021.

Type	Loan received from Todd Ingram
Amount Outstanding	$411,000*
Interest Rate and Amortization Schedule; Interest Accrued	0%
Description of Collateral	None
Year Loan was Received	2018-2021
Maturity Date	None

*The amount outstanding is as of April 30, 2021.

Type	Loan received from Mike Brochu
Amount Outstanding	$73,500*
Interest Rate and Amortization Schedule	6%**
Description of Collateral; Interest Accrued	None
Year Loan was Received	2016
Maturity Date	None

*The amount outstanding is as of April 30, 2021.
**An approximate total interest of $3,000 has accrued as of April 30, 2021.

Type	Loan received from Gerald Loe
Amount Outstanding	$24,750*
Interest Rate and Amortization Schedule	0%
Description of Collateral; Interest Accrued	None
Year Loan was Received	2020-2021
Maturity Date	None

*The amount outstanding is as of April 30, 2021.

Type	Small Business Administration Economic Injury Disaster Loan (EIDL)
Amount Outstanding	$10,000
Interest Rate and Amortization Schedule	3.75% on outstanding principal on 1/1/21*
Description of Collateral; Interest Accrued	Company Assets
Other Material Terms	None
Maturity Date	12/31/2050

* This Loan is made pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). It is expected that this loan will be forgiven under the CARES Act.

If the SBA does not confirm forgiveness of the Loan, or only partly confirms forgiveness of the Loan, or the Company fails to apply for loan forgiveness, the Company will be obligated to repay to the bank the total outstanding balance remaining due under the Loan, including principal and interest.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Warrant	Warrants issued in exchange for services to the Company*	17,520,771	General Working Capital and Operations**	12/1/2017	Section 4(a)(2)
Membership Units	$1,123,997.84	3,037,832	General Working Capital and Operations**	12/31/17	Section 4(a)(2)
Membership Units	$3,246,145.31 and consideration for services***	10,553,653	General Working Capital and Operations**	1/1/2019	Regulation D Rule 504
Membership Units	$403,458****	1,090,427	General Working Capital and Operations**	4/30/21	Regulation D Rule 504(b)
Crowd SAFE	$91,508	1 Crowd SAFE	Software Development & Staffing	4/30/21	Reg. CF

*There were 12 warrants issued for an exercise price of $0.37. The warrants were issued to the recipients for services provided to the Company.
**Proceeds have been used to operate the company, i.e. towards payroll, rent, inventory and finance working capital.
***Out of the 10,553,653 Membership Units issued pursuant to this offering, 1,780,289 Membership Units were issued as compensation for services to a service provider, and 8,773,364 Membership Units were issued to investors at $0.37 per unit, raising a total of $3,246,145.31.
****Membership Units were issued to investors at $0.37 per Membership Unit

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Daniel Haggart	12,225,000 Membership Units	25.22%*

*The percentage ownership holds into account only Membership Units and is on the basis of voting power. Warrants have no voting rights.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

CyH.COM LLC (the "**Company**") was incorporated on October 12, 2012 under the laws of the State of Washington, and is headquartered in Mercer Island, WA. The founders of CyH.COM LLC previously founded Cherrish (B), Inc. on November 7, 2007, which was rendered inactive on November 30, 2009, and Cherrish Corp on April 14, 2006 which was administratively dissolved on April 30, 2012.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 30, 2021, the Company had $60,247 cash on hand, leaving it with a runway of 4 months once outstanding capital raising investments are deposited from the Company's Regulation CF offering that was completed in April 2021 and proceeds from the Company's private placement of membership units in April 2021 are received.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $91,508. The Company currently does not have any additional outside sources of capital.

The Company currently is also conducting a concurrent offering of Membership Units under Rule 506(b) of Regulation D. The Company intends to raise a total of $2,500,000 in this concurrent offering. The Company is conducting the concurrent offering privately and corresponding with the investors directly. As of April 30, 2021, the Company has raised $403,458 through the sale of 1,090,427 Membership Units at 37 cents per Membership Unit.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no formal valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Type	Loan received from Daniel Haggart
Amount Outstanding	$125,000
Interest Rate and Amortization Schedule; Interest Accrued	0%
Description of Collateral	None
Maturity Date	None
Year Loan was Received	2018

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 3, 2021

CyH.COM LLC



CyH.com Cherrish

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Heritage Checking	12,051.44
PayPal	0.00
Wells Fargo 2973	189.70
Total Bank Accounts	**$12,241.14**
Accounts Receivable	
Accounts Receivable (A/R)	120,991.36
Accounts Receivable (A/R) - CAD	44,859.23
Total Accounts Receivable	**$165,850.59**
Other Current Assets	
Inventory Asset	403,552.76
Undeposited Funds	1,237.50
Total Other Current Assets	**$404,790.26**
Total Current Assets	**$582,881.99**
TOTAL ASSETS	**$582,881.99**

CyH.com Cherrish

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	627,145.83
Total Accounts Payable	**$627,145.83**
Credit Cards	
Credit Cards	-100.00
American Express	4,916.49
Capital One -1768	-12.16
Capital One 4372	67.70
Capital One 6795	191.80
Total Credit Cards	**5,063.83**
Total Credit Cards	**$5,063.83**
Other Current Liabilities	
Jerry Loe Loan	14,250.37
Payroll Liabilities	7,446.61
Todd Ingram Loan	225,000.00
Total Other Current Liabilities	**$246,696.98**
Total Current Liabilities	**$878,906.64**
Long-Term Liabilities	
EIDL Loan	10,000.00
Notes Payable	
Bingham	0.00
Brochu	73,500.00
Interest Payable Brochu Loan	-3,000.00
Total Brochu	**70,500.00**
Haggart Loan	125,000.00
Ingram Loan	115,000.00
Total Notes Payable	**310,500.00**
Wells Fargo Line of Credit	0.00
Total Long-Term Liabilities	**$320,500.00**
Total Liabilities	**$1,199,406.64**
Equity	
Amazon Holdings	-653.66
Investors	**4,672,973.85**
Members Equity	-2,252.75
Opening Balance Equity	-753,530.73
Owner's Investment	1,012.70
Retained Earnings	-2,528,446.49

CyH.com Cherrish

Balance Sheet
As of December 31, 2020

	TOTAL
Net Income	-2,005,627.57
Total Equity	**$ -616,524.65**
TOTAL LIABILITIES AND EQUITY	**$582,881.99**

CyH.com Cherrish

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales Income	50.00
Sales	2,763,529.11
Total Sales Income	**2,763,579.11**
Sales of Product Income	-142.80
Shipping Income-1	5,786.28
Total Income	**$2,769,222.59**
Cost of Goods Sold	
Cost of Goods Sold	1,017,806.25
Freight and Shipping Costs	413,494.81
Other Product Costs	13,067.28
Storage	13,522.32
Warehouse & Distribution	14,853.97
Total Cost of Goods Sold	**1,472,744.63**
Inventory Shrinkage	-6,581.73
Total Cost of Goods Sold	**$1,466,162.90**
GROSS PROFIT	**$1,303,059.69**
Expenses	
Admin	
Admin Travel Expense	**68,062.07**
Bank Charges & Fees	4,953.76
Computer and Internet Expenses	4,797.84
Dues and Subscriptions	153.99
Insurance Expense	7,592.54
Interest Expense	12,999.02
Office Supplies	6,648.66
Payroll Expenses	**363,811.34**
Professional Fees	55,949.81
Accounting Fees	15,249.00
Consulting	19,000.00
Legal Fees	51,151.45
Total Professional Fees	**141,350.26**
Rent Expense	84,689.54
Repairs and Maintenance	872.43
Taxes Paid	2,896.03
Telephone Expense	5,244.69
Utilities	3,555.98
Web Site and Hosting	**20,571.49**
Total Admin	**728,199.64**

CyH.com Cherrish

Profit and Loss
January - December 2020

	TOTAL
Advertising/Marketing	121,048.22
Marketing	188,175.94
Design Costs	71.89
Discounts/Refunds Given	1,089,180.20
Event Marketing	41.80
Marketing Design	1,115.50
Marketing Wages	92,428.38
Product Samples Expense	40,063.45
Public Relations	153,198.11
Shipping/Samples	422.54
Slotting Fees	4,903.41
Trade Show Entry Costs	13,254.65
Total Marketing	**1,582,855.87**
Total Advertising/Marketing	**1,703,904.09**
Bad Debt	6,362.50
Exchange Rate Difference	1,566.37
License & Fees	198.01
Sales Expense	
Bar Code Expense	939.05
Broker Sales	13,946.61
Contractor Sales	31,195.11
Merchant Account Fees	2,371.49
Promotional Expenses	195,734.82
QuickBooks Payments Fees	13,789.31
Reimbursed Expenses	20,211.27
Retainers	50,000.00
Sales Wages	**486,356.66**
Stocking Fee	23,700.00
Travel Costs	3,311.01
Total Sales Expense	**841,555.33**
Shipping Supplies	15,756.68
Uncategorized Expense	0.00
Warehouse Wages	12,183.31
Total Expenses	**$3,309,725.93**
NET OPERATING INCOME	**$ -2,006,666.24**
Other Income	
PPP Loan	114,193.00
PPP Loan Wages	-114,193.00
Total PPP Loan	**0.00**
Total Other Income	**$0.00**

CyH.com Cherrish

Profit and Loss
January - December 2020

	TOTAL
Other Expenses	
Unrealized Gain or Loss	0.00
Exchange Gain or Loss	-1,038.67
Total Other Expenses	**$ -1,038.67**
NET OTHER INCOME	**$1,038.67**
NET INCOME	**$ -2,005,627.57**